

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2009

By Facsimile ((949) 475-4703) and U.S. Mail

Michelle A. Hodges, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612

> **Re:** **Emulex Corporation**
> **Schedule 14D-9/A filed June 10, 2009**
> **File No. 005-34050**

Dear Ms. Hodges:

We have reviewed your filing and have the following comment.

Schedule 14D-9/A

The Solicitation or Recommendation – Reasons for the Recommendation, page 14

1.   We reissue prior comment 2 in which we asked for support for your response that "substantially all of the design wins awarded to the Company by these customers in the past have resulted in incorporation of the Company's products into the customers' products, with resulting revenues." Please provide us supplementally support showing how the specific design wins awarded by large multinational OEMs resulted in your products being incorporated into the OEM's products and how that resulted in revenues.

Closing Information

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions